UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __ )*

Ituran Location and Control Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.33 1/3 per share

 (Title of Class of Securities)

M6158M104

 (CUSIP Number)

April 7, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6158M104	13G	Page 2 of 11 Pages
1	NAME OF REPORTING PERSONS Psagot Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 1,159,082 (*)
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 1,159,082 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,082 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.29% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

 (*) The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds managed by Psagot Provident Funds Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., and Psagot Provident Funds Ltd. (the “Subsidiaries”) is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds or the provident funds, as the case may be.  This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement.

(**) Based on 21,892,550 ordinary shares outstanding as of April 7, 2010 (as reported by the Tel Aviv Stock Exchange, on which the shares are listed in addition to the Nasdaq National Market).

CUSIP No. M6158M104	13G	Page 3 of 11 Pages
1	NAME OF REPORTING PERSONS Psagot Mutual Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 125,549
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 125,549
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,549
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.57% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)Based on 21,892,550 ordinary shares outstanding as of April 7, 2010 (as reported by the Tel Aviv Stock Exchange, on which the shares are listed in addition to the Nasdaq National Market).

CUSIP No. M6158M104	13G	Page 4 of 11 Pages
1	NAME OF REPORTING PERSONS Psagot Provident Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 634,761
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 634,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,761
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.90% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)Based on 21,892,550 ordinary shares outstanding as of April 7, 2010 (as reported by the Tel Aviv Stock Exchange, on which the shares are listed in addition to the Nasdaq National Market).

CUSIP No. M6158M104	13G	Page 5 of 11 Pages
1	NAME OF REPORTING PERSONS Psagot Exchange Traded Notes Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 100,379
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 100,379
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,379
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.46% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)Based on 21,892,550 ordinary shares outstanding as of April 7, 2010 (as reported by the Tel Aviv Stock Exchange, on which the shares are listed in addition to the Nasdaq National Market).

CUSIP No. M6158M104	13G	Page 6 of 11 Pages
1	NAME OF REPORTING PERSONS Psagot Securities Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 298,393
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 298,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,393
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.36% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)Based on 21,892,550 ordinary shares outstanding as of April 7, 2010 (as reported by the Tel Aviv Stock Exchange, on which the shares are listed in addition to the Nasdaq National Market).

Item 1. (a)	Name of Issuer: Ituran Location and Control Ltd.

(b)	Address of Issuer's Principal Executive Offices: 3 Hashikma Street, Azour, Israel

Item 2. (a)	Name of Person Filing: 1. Psagot Investment House Ltd. 2. Psagot Mutual Funds Ltd. 3. Psagot Provident Funds Ltd. 4. Psagot Exchange Traded Notes Ltd. 5. Psagot Securities Ltd.

The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds managed by Psagot Provident Funds Ltd.  Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

(b)
Address of Principal Business Office:

Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

Psagot Mutual Funds Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

Psagot Provident Funds Ltd. – 33 Yavetz Street, Tel Aviv 65258, Israel

Psagot Exchange Traded Notes Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

Psagot Securities Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship: Psagot Investment House Ltd. – Israel Psagot Mutual Funds Ltd. – Israel Psagot Provident Funds Ltd. – Israel Psagot Exchange Traded Notes Ltd. – Israel Psagot Securities Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.33 1/3 per share

(e)	CUSIP Number: M6158M104

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the managed portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds or the provident funds, as the case may be.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2010

Psagot Investment House Ltd. /s/ Eli Bavly —————————————— By: Eli Bavly Title: Vice President

Psagot Mutual Funds Ltd. /s/ Ilan Rokach —————————————— By: Ilan Rokach Title: Chief Investment Officer

Psagot Provident Funds Ltd. /s/ Shlomi Bracha —————————————— By: Shlomi Bracha Title: Vice President – Investments

Psagot Exchange Traded Notes Ltd. /s/ Tal Vardi —————————————— By: Tal Vardi Title: CEO

Psagot Securities Ltd. /s/ Shay Yaron —————————————— By: Shay Yaron Title: CEO

EXHIBIT NO.                       DESCRIPTION

Exhibit 1                                Agreement of Joint Filing